Mail Stop 4561

January 24, 2008

By U.S. Mail and facsimile to (216) 357-6248

Mr. Jeffrey B. Weeden
Chief Financial Officer
KeyCorp
127 Public Square
Cleveland, OH 44114

      RE: KeyCorp
              Form 10-K for Fiscal Year Ended December 31, 2006
              Form 10-Q for Quarterly Period Ended September 30, 2007
              File No. 001-11302

Dear Mr. Weeden:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Hugh West
              Accounting Branch Chief